UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share

(Title of Class of Securities)

30224P 200
(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc., together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

The following disclosure assumes that there are a total of 204,669,983 Paired Shares outstanding, which is the number of Paired Shares outstanding as of August 7, 2014 as reported to ESA by the Issuer’s stock registrar.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,977,061
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,977,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,977,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners TE Intermediate I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,000,245
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,000,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,977,306
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,977,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,977,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,977,306
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,977,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,977,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners Offshore Intermediate III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,853,490
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,853,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,853,490
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,853,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Credit Offshore GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,853,490
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,853,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners AIV VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,493,801
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,493,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,493,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners AIV VI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,489,516
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,489,516
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,489,516
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners Strategic AIV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 769,616
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 769,616
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,616
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 77,862
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 77,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,830,795
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,830,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,830,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Centerbridge GP Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,830,795
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,830,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,830,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 47,661,591
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 47,661,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 47,661,591
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 47,661,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (together, the “Schedule 13D”) with respect to the Paired Shares. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The “Explanatory Note” is amended and restated in its entirety to read as follows:

“EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 146,134,774 Paired Shares, or 69.9% of the outstanding Paired Shares, 250,303,494 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,303,494 Class B Shares, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,105 shares of voting preferred stock of Extended Stay America, Inc., or 100% of the outstanding voting preferred stock of Extended Stay America, Inc.”

Item 4.  Purpose of Transaction.

The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:

“References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights agreement, which have been previously filed hereto as Exhibits 3 and 4, respectively, and incorporated by reference herein.

Secondary Offering

On June 10, 2014, the Issuer filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ option to purchase additional Paired Shares.  On August 6, 2014, the Issuer and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”).  Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 24,150,000 Paired Shares to the Underwriters, including 3,150,000 Paired Shares sold pursuant to the underwriters’ option to purchase additional Paired Shares. The offering closed on August 12, 2014.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

Lock-Up Agreements

In connection with the secondary offering referenced herein, the Issuer, its executive officers and directors and the Sponsors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 90 days after August 6, 2014 (except with respect to 20% of each director’s and officer’s Paired Shares, the sale, disposal and hedging of which will be prohibited for 45 days after August 6, 2014) except with the prior written consent of J.P. Morgan Securities LLC.

The 90-day restricted period and the 45-day restricted period, as applicable, described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the applicable restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or

•
prior to the expiration of the applicable restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day or the 45-day period, as applicable, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a) – (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)–(b) The following disclosure assumes that there are a total of 204,669,983 Paired Shares outstanding, which is the number of Paired Shares outstanding as of August 7, 2014 as reported to ESA by the Issuer’s stock registrar.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own Paired Shares as follows:

1.	Centerbridge Credit Partners, L.P.
a.	Amount beneficially owned: 8,977,061
b.	Percent of class: 4.4%.
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 8,977,061
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 8,977,061

CCP has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP.  Neither CCPGP nor CCGPI directly owns any of the Paired Shares.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP.  However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person.  In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the Paired Shares owned by CCP.

2.	Centerbridge Credit Partners TE Intermediate I, L.P.
a.	Amount beneficially owned: 11,000,245
b.	Percent of class: 5.4%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 11,000,245
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 11,000,245

CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the Paired Shares owned by CCPTEI.

3.	Centerbridge Credit Partners General Partner, L.P. and Centerbridge Credit GP Investors, L.L.C.

a.	Amount beneficially owned: 19,977,306
b.	Percent of class: 9.8%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 19,977,306
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 19,977,306

Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of Paired Shares owned by CCP and CCPTEI.

4.	Centerbridge Credit Partners Offshore Intermediate III, L.P., Centerbridge Credit Partners Offshore General Partner, L.P. and Centerbridge Credit Offshore GP Investors, L.L.C.
a.	Amount beneficially owned: 3,853,490
b.	Percent of class: 1.9%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 3,853,490
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 3,853,490

CCPOIII has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCOGPI, the general partner of CCPOGP. Neither CCOGPI nor CCPOGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCOGPI or CCPOGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCOGPI and CCPOGP expressly disclaims beneficial ownership of Paired Shares owned by CCPOIII.

5.	Centerbridge Capital Partners AIV VI-A, L.P.
a.	Amount beneficially owned: 11,493,801
b.	Percent of class: 5.6%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 11,493,801
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 11,493,801

VI-A has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by VI-A.

6.	Centerbridge Capital Partners AIV VI-B, L.P.
a.	Amount beneficially owned: 11,489,516
b.	Percent of class: 5.6%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 11,489,516
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 11,489,516

VI-B has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-B. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by VI-B.

7.	Centerbridge Capital Partners Strategic AIV I, L.P.
a.	Amount beneficially owned: 769,616
b.	Percent of class: 0.4%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 769,616
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 769,616

SAIV has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by SAIV.

8.	Centerbridge Capital Partners SBS, L.P.
a.	Amount beneficially owned: 77,862
b.	Percent of class:Less than 0.1%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 77,862
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 77,862

SBS has the power to dispose of and the power to vote the Paired Shares of Common Stock beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SBS. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by SBS.

9.	Centerbridge Associates, L.P. and Centerbridge GP Investors, LLC
a.	Amount beneficially owned: 23,830,795
b.	Percent of class: 11.6%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 23,830,795
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 23,830,795

CALP, as general partner of VI-A, VI-B, SAIV and SBS, and CGPI, as general partner of CALP, share the power to dispose of and the power to vote the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by any of VI-A, VI-B, SAIV and SBS.

10.	Mark T. Gallogly and Jeffrey H. Aronson
a.	Amount beneficially owned: 47,661,591
b.	Percent of class: 23.3%
c.	Voting and dispositive power:
i.	Sole power to vote or to direct the vote: -0-
ii.	Shared power to vote or direct the vote: 47,661,591
iii.	Sole power to dispose or direct the disposition of: -0-
iv.	Shared power to dispose or direct the disposition of: 47,661,591

Messrs. Gallogly and Aronson, as managing members of CCGPI, CCOGPI and CGPI, share power to vote the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of Paired Shares owned by any of CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS.

(c) The Reporting Persons sold the following Paired Shares pursuant to the Underwriting Agreement at the $21.75 public offering price per Paired Share, less the underwriting discount of $0.6525 per Paired Shares:

Reporting Person	Number of Paired Shares Sold
Centerbridge Capital Partners Strategic AIV I L.P.	129,988
Centerbridge Capital Partners AIV VI-A L.P.	1,941,293
Centerbridge Capital Partners AIV VI-B L.P.	1,940,569
Centerbridge Credit Partners L.P.	1,516,217
Centerbridge Credit Partners Offshore Intermediate III L.P.	650,851
Centerbridge Capital Partners SBS L.P.	13,151
Centerbridge Credit Partners TE Intermediate I L.P.	1,857,931

Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Paired Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.”

Item 7.  Material to Be Filed As Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

1.	Joint Filing Agreement, dated June 10, 2014, among the Reporting Persons (previously filed).

2.	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67 (previously filed).

3.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

4.
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

5.
Underwriting Agreement, dated August 6, 2014, among the Issuer, the Reporting Persons, the Blackstone Parties and the Paulson Parties (incorporated by reference to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1, SEC File No. 333-196647, filed with the SEC on August 4, 2014).

6.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1, SEC File No. 333-196647, filed with the SEC on August 4, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2014

CENTERBRIDGE CREDIT PARTNERS, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS TE INTERMEDIATE I, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, LLC

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE INTERMEDIATE III, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C., its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C., its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C.

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-A, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-B, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV I, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE GP INVESTORS, LLC

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

/s/ Mark T. Gallogly
Mark T. Gallogly

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson